UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

COMMISSION FILE NO. 0-16667

DNB FIRST 401(k) RETIREMENT PLAN

4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

DNB FINANCIAL CORPORATION
4 Brandywine Avenue
Downingtown, Pennsylvania 19335
(Name of issuer of the securities
held pursuant to the Plan and the
address of its principal executive office)

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Exhibit

Consent of Fischer Cunnane & Associates Ltd, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants and Administrators
  of the DNB First 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the DNB First 401(k) Retirement Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2009, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fischer Cunnane & Associates Ltd
Certified Public Accountants

June 24, 2010
West Chester, Pennsylvania

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	December 31
	2009	2008
Assets

Investments, at fair value:
Mutual Funds	$3,416,761	$2,373,839
Money Market Funds	436,999	438,360
Common Stock	536,712	594,495
Cash	–	53,124
	4,390,472	3,459,818

Receivables:
Employer's Contribution	50,267	76,820
Other	–	2,581
	50,267	79,401

Total Assets	4,440,739	3,539,219

Liabilities

Accrued Expenses	4,925	11,878

Total Liabilities	4,925	11,878

Net Assets Available for Benefits	$4,435,814	$3,527,341

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K

Statements of Changes in Net Assets Available for Benefits
December 31, 2009 and 2008

	December 31
	2009	2008
Additions (Reductions):

Investment Income:
Net (depreciation) appreciation in fair value of instruments	$374,419	$(1,728,722)
Dividends, Interest and Other	96,222	21,199
Total Investment Income (Loss)	470,641	(1,707,523)

Contributions:
Participants'	446,155	515,681
Employer's	199,386	306,976
Rollovers into plan for new employees	176,889	9,815
Total Contributions	822,430	832,472
Total Additions (Reductions)	1,293,071	(875,051)

Deductions:

Deductions from net assets attributed to:
Benefits paid to participants	356,601	605,067
Investment expenses	27,997	28,778
Total Deductions	384,598	633,845

Net Increase (Decrease)	908,473	(1,508,896)

Net Assets Available for Benefits
Beginning of year	3,527,341	5,036,237
End of year	$4,435,814	$3,527,341

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General.  The Plan is a defined contribution plan, which covers employees of DNB First (the “Company”).  Those employees eligible to participate in the Plan become eligible for the Plan immediately when employment begins.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions.  Each year, participants may contribute an amount up to 100% of pretax annual compensation.  For 2009 and 2008 this was limited to $16,500 and $15,500 excluding rollover contributions and catch-up contributions, respectively, as defined by the IRS.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company may, at its discretion, match contributions each year. In 2009, the Company did not make any matching contributions. In 2008, the Company match was $0.25 per dollar up to a maximum of 6% of salary-deferred contributions. The Company’s matching contributions to the plan for 2008 were $88,224. The plan also allows the Company to make additional discretionary contributions and qualified non-elective contributions.  There were no discretionary contributions for 2009 and 2008. Qualified non-elective contributions for 2009 and 2008 were $199,386, and $218,752, respectively.

Effective July 1, 2005, the Plan was amended to include the option for the participants to invest in Company stock and to permit the employer matching contribution and qualified non-elective contributions to be made in Company stock.  In addition, the Plan was amended to allow for an employer discretionary contribution.  The amendment also allowed the Plan to have multiple trust agreements in effect.  During 2008 all employer matching contributions were made in Company stock.

Vesting. Participants are 100% vested immediately in employee and employer matching contributions and qualified non-elective contributions plus actual earnings thereon.  Participants are 100% vested in additional discretionary contributions made by the Company after three years of vested service.

Participant Accounts. Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses and Plan losses.  Allocation of expenses are based on participant earnings or account balances, as defined.

Participant Loans. The Plan does not allow Participants to borrow from their fund accounts.

Plan Termination.  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Payment of Benefits. In general, amounts held in the participant’s account are not distributable until the participant terminates employment, reaches age 59-1/2, dies or becomes permanently disabled.  At that time, the participant may receive a lump-sum amount equal to the vested value of his or her account.  Participants may also withdraw funds in certain situations.

As of December 31, 2009 and 2008, $950,011 and $526,753, respectively, of the Plan's assets were allocated to the accounts of persons who have terminated employment with the employer, but have not been paid.

Forfeited Accounts.  Effective January 1, 2005, forfeited accounts are used to offset future employer contributions.  There was $1,615 and $2,395 in forfeited accounts in 2009 and 2008 respectively.  There was $5,580 and $3,442 of the forfeited accounts available to offset future employer contributions at December 31, 2009 and 2008, respectively.  Prior to January 1, 2005, forfeited accounts would have been allocated to each person who was an eligible participant on the last day of the Plan year.    Effective December 1, 2006, forfeitures may first be used to pay administrative expenses.

Administrative Expenses.  Each participant's account is charged with an allocation of certain administrative expenses.  Allocations of expenses are based on participant earnings or account balances, as defined.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of The DNB First 401(k) Retirement Plan have been prepared in conformity with accounting principles generally accepted in the United States.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan’s investments are stated at fair value.   Shares of mutual funds, money market funds and DNB Financial Corporation common stock are valued at quoted prices, which represent the net asset value of shares held by the Plan at December 31, 2009 and 2008.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

In January 2010, the FASB issued guidance requiring new disclosures about significant transfers into and out of Level 1 and Level 2 fair value measurements and clarifies existing fair value disclosures regarding the level of disaggregation, as well as inputs and valuation techniques used to measure fair value.  In addition, the guidance requires information to be disclosed on a gross basis related to purchases, sales, issuances and settlements in the Level 3 reconciliation.  The guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010.  Management does not expect this adoption to have a material impact on the Plan's financial statements.

PAYMENT OF BENEFITS

Benefits are recorded when paid.

NOTE 3 – RELATED PARTY TRANSACTIONS

Effective May 24, 2004, Delaware Charter Guarantee & Trust Company, a member of the Principal Financial Group, became the custodian or trustee for certain funds held as investment vehicles for the Plan.  Prior to June 30, 2005, the Plan’s investments included five mutual funds managed by Russell Investment Group and one investment contract managed by Principal Financial Group.  Effective July 1, 2005, fifteen additional funds were added to the Plan as well as DNB Financial Corporation common stock.  DNB Advisors was the Trustee for DNB Financial Corporation’s common stock held as an investment for the Plan and the Principal Financial Group was the record-keeper for the Plan through June 30, 2008. Effective July 1, 2008, Schwab Trust became the Trustee for all Plan investments including DNB Financial Corporation’s common stock held as an investment for the Plan and Newport Group Retirement Plan Services (“Newport”) became the plan’s administrator and record-keeper. In connection with the change in Trustees, the Plan’s investments include thirty-four mutual funds as well as the DNB Financial Corporation’s common stock. Principal Financial Group and DNB Advisors were parties-in-interest to the Plan through June 30, 2008. Newport Group Retirement Plan Services, Schwab Trust and its affiliates became parties in interest effective July 1, 2008. DNB Financial Corporation is also a party-in-interest to the Plan.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 4 - TAX STATUS

The Plan was previously evidenced by a prototype document sponsored by Principal Life Insurance Company.  Principal Life Insurance Company has received a determination letter dated September 16, 2003 from the Internal Revenue Service stating that the prototype document complies with Section 401(a) of the Internal Revenue Code.   The Plan was deemed to comply with Section 401(a) of the Internal Revenue Code based on the favorable letter issued to Principal Life Insurance Company.  The Plan was restated and was no longer evidenced by a prototype document sponsored by Principal Life Insurance Company. The Plan is currently evidenced by a prototype document sponsored by Newport Group Retirement Plan Services. Newport Group Retirement Plan Services has received a determination letter dated June 3, 2004 from the Internal Revenue Service stating that the prototype document complies with Section 401(a) of the Internal Revenue Code.  The Plan is deemed to comply with Section 401(a) of the Internal Revenue Code based on the favorable letter issued to Newport Group Retirement Plan Services.  The Plan administrator and the Plan’s tax counsel believe that the Plan has been and is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

NOTE 5 - INVESTMENTS

Individual investments that represent 5% or more of the Plan's net assets at December 31, 2009 and 2008 are as follows:

	December 31
	2009	2008
Russell Balanced Strategy Fund	$694,144	$482,106
Russell EQ Aggressive Strategy Fund	499,795	531,707
Russell Aggressive Strategy Fund	1,048,864	880,017
* Schwab Retirement Advantage Money Market	436,327	437,381
* DNB Financial Corporation Common Stock, $1 par value	536,712	594,495

*Represents party-in-interest transactions.

During 2009 and 2008, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value by $470,641 and $(1,707,523), respectively.  All investments in the Plan are made in mutual funds, investment contracts (through June 30, 2008), money market funds (effective July 1, 2008) and employer securities.  The net (depreciation) appreciation in fair value excluding dividends, interest and other is as follows:

	December 31
	2009	2008
Mutual Funds	$619,839	$(1,332,366)
Investment Contracts	–	2,810
Employer Securities	(245,420)	(403,033)
Money Market	–	3,867

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 6 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Principal Fixed Income Option 401(a)/401(k) is a general-account backed stable value contract.  This group annuity contract has been issued to Principal Trust Company, who served as custodian through June 30, 2008.  Effective July 1, 2008 the Plan's administration was moved to the Newport Group, where investment contracts are not utilized.   The Principal Fixed Income Option contract guaranteed principal and provided a stated rate of return backed by Principal Life Insurance Company.  As an insurance contract, this is not an investment but a guarantee backed by the assets in Principal Life Insurance Company’s multi-billion dollar general account.  The average yield and crediting interest rate for the six months ended June 20, 2008 was 3.15%.

NOTE 7 – ADMINISTRATIVE EXPENSES

The Company pays certain administrative expenses and consulting expenses of the Plan.  All investment and related expenses are paid from the net assets of the Plan.  Investment expenses of $23,072 and $16,900 were paid to parties-in-interest during 2009 and 2008, respectively.

NOTE 8 – PLAN AMENDMENTS

Effective January 1, 2005, the Plan was amended to include certain safe harbor elections under the Internal Revenue Code.  The amendment, among other things, includes provisions to include bonuses in the definition of pay, a limit of 6% on elective salary deferrals matched by the Company and the elimination of the employer discretionary match and related vesting service requirement.  In addition, employer qualified non-elective contributions will equal 3% of pay.  Participants will no longer be required to be an active participant at the end of the Plan year to be included in employer qualified non-elective contributions.  Such contributions will be allocated to participants when made.

Effective July 1, 2005, the Plan was amended to include the option for the participants to invest in Company stock and to permit the employer matching contribution and qualified non-elective contributions to be made in Company stock.  In addition, the Plan was amended to allow for an employer discretionary contribution.

Effective December 1, 2006, the Plan was restated to reflect certain administrative and regulatory changes to the Plan.  Such changes include, among other things, the addition of a Roth 401(k) feature, automatic elective deferral contributions feature, and changes in the provisions for disposition of forfeitures.

Effective December 2009, the Plan was amended to reflect certain regulatory changes to the Plan, including changes regarding a participant's military service.

NOTE 9 – NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

DNB Financial Corporation Stock:

	2009	2008
Net Assets-beginning of year	$439,641	$561,755
Changes in Net Assets:
Contributions	224,338	312,100
Net (loss)	(160,505)	(283,657)
Benefits paid and transfers	(93,629)	(150,557)
Net Assets-end of year	$409,845	$439,641

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 10– FAIR VALUE MEASUREMENTS

On January 1, 2008, the Plan adopted the new guidance for fair value measurements of financial assets and liabilities, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

The guidance also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2009.

•	Mutual funds and money market funds: Valued at the net asset value of shares held by the Plan at year end, based on observable market quotations.

•
Company stock: The fair values of these securities are based on observable market quotations and are valued at the closing price reported on the active market on which the individual securities are traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2009
	Total	(Level 1)	(Level 2)	(Level 3)
Investments:
Mutual funds and money market funds	$3,853,760	$3,853,760	$—	$—
Company stock	536,712	536,712	—	—

Total investments	$4,390,472	$4,390,472	$—	$—

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Notes to Financial Statements (continued)

NOTE 10– FAIR VALUE MEASUREMENTS (continued)

	Assets at Fair Value as of December 31, 2008
	Total	(Level 1)	(Level 2)	(Level 3)
Investments:
Mutual funds and money market funds	$2,812,199	$2,812,199	$—	$—
Company stock	594,495	594,495	—	—

Total investments	$3,406,694	$3,406,694	$—	$—

NOTE 11– SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 24, 2010, the date on which the financials were issued.

NOTE 12 – RECONCILIATION TO FORM 5500

The following is a reconciliation of the Financial Statements to Form 5500 for the year ended December 31, 2009.

Net Assets Available for Benefits - per the Financial Statements	$4,435,814
Less: Employer's Contribution Receivable	(50,267)
Plus: Accrued Expenses	4,925
Net Assets Available for Benefits - per the Form 5500	$4,390,472

Total Additions to Net Assets - per the Financial Statements	$1,293,071
Less: Employer's Contribution Receivable	(50,267)
Total Income - per Form 5500	$1,242,804

Total Deductions to Net Assets - per the Financial Statements	$384,598
Less: Accrued Expenses	(4,925)
Total Expenses - per Form 5500	$379,673

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Schedule H, Line 4i - Assets (Held at End of Year)

EIN: 23-0534545		As of December 31, 2009
Plan number: 002
	Identity of Issuer	Description of Investment	Current Value
		Registered Investment Company
	American Beacon Advisors	American Beacon Large Cap Value	$ 60,132
		Registered Investment Company
	The American Funds	American FD Bond Fund of America	14,035
		Registered Investment Company
	The American Funds	Capital World Bond Fund CL R5	17,733
		Registered Investment Company
	Columbia Management Distributors, Inc	Columbia Acorn FD CL Z	25,604
		Registered Investment Company
	Columbia Management Distributors, Inc	Columbia Mid Cap Value Z	37,562
		Registered Investment Company
	Columbia Management Distributors, Inc.	Columbia Small Cap Growth I CL Z	26,741
		Registered Investment Company
	Columbia Management Distributors, Inc.	Columbia Small Cap Value II	17,107
		Registered Investment Company
	The American Funds	American Europacific Growth Fund R5	84,479
		Employer Security
*	DNB Financial Corporation	DNB Financial Corp Common Stock	536,712
		Registered Investment Company
	Fidelity Investments	Fidelity Emerging Markets	75,229
		Registered Investment Company
	Frank Russell Investment Co.	Frank Russell Real Estate Securities Fund	27,666
		Registered Investment Company
	The American Funds	Growth Fund of America FDS	97,027
		Registered Investment Company
	Pacific Investment Management Company LLC	Pimco Total Return D	83,380
		Registered Investment Company
	Frank Russell Investment Co.	Russell Aggressive Strategy Fund CL S	1,048,864
		Registered Investment Company
	Frank Russell Investment Co.	Russell Balanced Strategy Fund CL S	694,144
		Registered Investment Company
	Frank Russell Investment Co.	Russell Conservative Strategy CL S	189,922
		Registered Investment Company
	Frank Russell Investment Co.	Russell EQ Aggressive Strategy Fund CL S	499,795
		Registered Investment Company
	Frank Russell Investment Co.	Russell Moderate Strategy Fund	123,028
		Registered Investment Company
*	Charles Schwab and Co., Inc.	Schwab Retirement Advantage MM	436,327
		Registered Investment Company
*	Charles Schwab and Co., Inc.	Schwab Investor Money Fund	672
		Registered Investment Company
	T Rowe Price Investment Services, Inc.	T Rowe Price Retirement Income	70
		Registered Investment Company
	T Rowe Price Investment Services, Inc.	T Rowe Price Retirement 2010	70
		Registered Investment Company
	T Rowe Price Investment Services, Inc.	T Rowe Price Retirement 2020	13,161
		Registered Investment Company
	T Rowe Price Investment Services, Inc.	T Rowe Price Retirement 2030	4,767
		Registered Investment Company
	T Rowe Price Investment Services, Inc.	T Rowe Price Retirement 2040	207
		Registered Investment Company
	T Rowe Price Investment Services, Inc.	T Rowe Price Retirement 2050	231
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Bond Index Short Term	26,083
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Life Strategy Moderate Growth Fund	15,759
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Life Strategy Growth	5,858
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard LS Income Fund	66,007
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard LS Conservative Growth Fund	44,796
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Mid Cap Index	42,380
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard 500 Index Fund Investor SHS	55,127
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Small Cap Index	6,649
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Total International Stock Index	1,048
		Registered Investment Company
	The Vanguard Group, Inc.	Vanguard Total Bond Market Index	12,100
* Represents party-in-interest transactions.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Schedule H, Line 4j – Schedule of Reportable Transactions

EIN  23-0534545
PLAN NUMBER  002
PLAN YEAR 01/01/2009 TO 12/31/2009

(b) DESCRIPTION OF ASSET	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain/(Loss)
DNB FINANCIAL CORP STOCK	Various		$226,678	$226,678	$ —
DNB FINANCIAL CORP STOCK		Various	230,288	102,591	127,697

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, DNB First, National Association, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DNB First 401(k) Retirement Plan

	By:	/s/ Gerald F. Sopp
Gerald F. Sopp
Executive Vice President & Secretary
DNB First, National Association

	By:	/s/ Bruce E. Moroney
Bruce E. Moroney
Chief Accounting Officer and Executive Vice President
DNB First, National Association

June 24, 2010

Index to Exhibits

Exhibit No. Under Item
601 of Regulation S-K                Description of Exhibit and Filing Information

23	Consent of Independent Registered Public Accounting Firm